UNIFIED

Build a better world on the
social network for progressive change


Amanda Phillips
Gina Hinojosa
#AmazonLabor
Christian Smalls
#Midterms2022
District 9 Crew
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INVEST IN **UNIFIED**

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The social network organizing and activism

LEAD INVESTOR



Micah Sifry Civic Hall co-founder

I've watched a lot of political software tools come and go, and I've never seen one with as much promise and potential as Unified. That's because it is centering the needs of organizers who are focused on building community. Community is the bedrock of all successful movements for social change. Other organizing tech is focused on helping campaigns or organizations target individuals for discrete tasks or donations, but does nothing to connect people to each other in ways that foster trust and collaboration for the long-term. Unified's founders have a different vision. I believe they're on the way to delivering a very different experience for users, one that can scale appropriately and build the power of communities for lasting change.

Invested $5,000 this round

Learn about Lead Investors

joinunified.us Austin TX

Software Technology Main Street Politics App

Highlights

1. 📈 Over 350 organizers, activists, volunteers, and candidates on the waitlist
2. 🙌 Backed by Higher Ground Labs (Y-Com for political+advocacy tech)
3. 👬 The first and only organizing platform that empowers community organizing
4. 🗽 Builds a healthier democracy through grassroots engagement
5. 💰 Over $15B TAM through monetizing political+advocacy donations

Our Team



Shion Deysarkar CEO & Co-Founder

A proven leader in the world of technology and activism. Built a DaaS firm from the ground up which now grows 50% YoY. Deployed relational organizing tools to >40 political campaigns. CMU CompSci & Rice MBA grad.

Read our story here: https://www.joinunified.us/about



Jeremy Smith Co-Founder

A military, activism, and technology veteran. Has registered >1,000,000 voters via digital tools. CEO @ Civitech, a multi-million dollar political technology firm. US Army Captain, West Point grad, & Marshall Scholar.



Kas Sohr Lead Data Scientist

Data scientist with 15 yrs' experience in community development. Her work has been recognized by the TED Prize, Curry Stone Design Prize, the Royal Society of Arts Bicentenary Medal, WIRED's Rave Award, and the National Design Patron Award.

SEE MORE

Unified

A social network for organizers, activists, and the communities they support.

Social progress comes from

community organizing

but community organizing hasn't kept pace with a changing world.


NO!
I'm From Woodmere N.Y.

Organizers and activists today are forced to

spam people with texts, emails, and more

because they have no other way to reach people in modern society.




Contribute $15
Contribute $25
Contribute $50
Contribute $100
Contribute $5
Why is this spam?
Why is this message in spam
Report not spam
WARREN DEMOCRATS

Organizers, activists, volunteers, candidates, donors are all

begging for a better way - every. single. day.

Organizer **burnout**


6:44
Thread
Caroline 范愷苓 🌻
@carolinefan
I am so really tremendously sad bc organizer burnout & trauma is real.
And some of the most talented people are leaving bc their bodies and minds cannot take it anymore. I support folks in this bc we cannot organize to make others whole if we are tattered and bruised.
9:42 AM · 12 Nov 21 · Twitter for Android
1 Retweet 1 Quote Tweet 20 Likes
Caroline 范愷苓 🌻 @carolin... · 12 Nov 21
Replying to @carolinefan
The collection of maladies that I have from

Candidate **frustration**


9:04
Luke Warford
Monday, Jun 20 • 3:13 PM
Hey Shion! There's a problem I'm hearing a lot of candidates are having where their fundraising calls are getting flagged as spam so contact rates are way down. Do you have any experience with CallTime AI or anyone who has effectively solved that problem?
Yeah I've heard of this. It's going to be an uphill battle. Let me ask around if anyone knows a workaround
Ty
We're currently using phone burner and cycling through Google voice numbers
But it's not really working
I'll let you know if I find anything.

Donor **anger**


1:06
Tweet
Cindy Otis
@CindyOtis_
When acquaintances run for office and add your personal email address to NGP VAN so it's now on every. single. campaign. list.
3:20 PM · 21 Mar 22 · Twitter Web App
2 Retweets 2 Quote Tweets 25 Likes
Rina Shah @RinainDC · 21 Mar
Replying to @CindyOtis_
The worst. I feel as if I'm forever unsubscribing.
ECMadTown @ECmadtown · 21 Mar
Replying to @CindyOtis_

Our solution:

UNIFIED

A social network for organizers, activists, and the communities they support


#AmazonLabor
LABOR UNION
#Midterms2022



How it works:

Sign up connects you with organizers you'll love



Welcome to Unified!
Let's start by setting up your account:
Shion
Deysarkar
****



What matters to you?
Next, choose a few interests. This will tailor your experience to issues that matter most to you.
Racial Justice
Women's Rights
Climate Change
LGBTQIA+
Animal Welfare
Healthcare
Voting Rights
texas
GND
txlege
Immigration
M4A
primaries
midterms
covid
YIMBY
studentdebt
inflation
mutualaid



Nice! We recommend following...
These accounts post updates and actions on Unified that should interest you:
Lloyd Doggett
U.S. Representative, Running to represent ATX, the ...
Following
Austin Justice Coalition
Official Unified account for the Austin Justice Coalition
Follow
Gina Hinojosa
Texas State Rep #HD49
Following
Reena Sekhon
HFA alum for life. JOE Alum. Revolution is life. ...
Follow
Joe Cascino
College Dems TX President | Texan Tony Soprano ...
Follow
Stacey Abrams
Candidate for Governor. Small business owner. ...
Following
Amanda Phillips
Changing the world with Unified.
Following
RG Hall
Unified, Biden Inaugural, Warren, TX Democrats
Following

Create an account

Pick your interests

Follow accounts

How it works:

Complete targeted actions in every post



Amanda Phillips 12s
Welp, it's here. #SCOTUS is overturning #roevwade. I've collected actions from some of my favorite activists to help you do something right now. #mybodymyrights
Stop your DA from enforcing abortion offenses
Rally today at the courthouse!
+3 more actions for you
23
12
45
Gina Hinojosa 1m



Post
Amanda Phillips 12s
Welp, it's here. #SCOTUS is overturning #roevwade. I've collected actions from some of my favorite activists to help you do something right now. #mybodymyrights
Stop your DA from enforcing abortion offenses
Rally today at the courthouse!
What do your friends think about the decision?
The best abortion funds to support
I guess we need even more voters



Post
I guess we need even more voters
May 2 2022
by Carrie Collier Brown
It's the first step in the process, but the journey to a better future starts with registering more voters where they're most important. I'm targeting places where we need to register more pro-choice voters.
Amina, Shaun, and 42 other people took action
A contact filter is active for this action:
Only contacts with a 713, 281, 512, 972, or 469 area code in their phone number will be shown.
Recommended contacts for you:




542 actions taken 12 comments 23 reposts 45 likes
Amina Wheeler
Thanks so much for putting this together Amanda! It's so helpful.
15.3K


Audrey Barrett
Houston, TX
Matt Harrison
Austin, TX
Emma Ukanwa
Dallas, TX

Discover relevant posts on your home feed

Take action immediately from within each post

Engage your contacts with targeted asks

How it works:

Connect with people and build a community


I guess we need even more voters
542 actions taken 12 comments 23 reposts 45 likes
Amina Wheeler
Thanks so much for putting this together Amanda! It's so helpful.
15.3K
Shaun Martin
What is everyone saying to their reps? The script is great, but I want to personalize it.
15.3K
6 more replies
Bri Lennox
This is so great.. I was really shaken today, but these actions feel like I can at least do something about it.
15.3K
Lily Nguyen
Signed up for the rally! Getting my posters ready!
15.3K


Shion Deysarkar
Be brave enough to be the light. -AG
1,324
1,741
joinunified.us
Posts
Actions
Impact
Reps
Settings
Overview
Actions completed 1,741
Actions created 34
Community reach 1,324
Member since Sep 21, 2021
Actions
Register voters 145
Contact representatives 38
Surveys 17
Contact friends 571
Turn out voters 223


District 9 Crew
Are y'all doing the blockwalk this weekend?
Primary blockwalking this Sunday!
We're blockwalking this Sunday to turn out voters for the upcoming primaries.
I'll be there!
Me too!
I can't make it, but I set up some ways to help for others stuck at home
Tell your friends to vote! It's not scary!
Emily is concerned about something else in

Collaborate with other activists on each action

Track your impact on your own unique profile

Build a community around your cause

360

organizers, volunteers, donors, and candidates are on the waitlist





Leading, active in, or alumni of dozens of progressive groups:

Eager to use Unified for:

Recruiting STEM candidates

Mobilizing Gen-Z in Wisconsin

Running for Mayor of Houston

Inspiring others to fight climate change

Coordinating Black sorority activism

Promoting activism on podcasts

Unionizing Starbucks locations

Organizing suburban moms in Texas

3.5M

monthly active users (MAUs)
by 2024

Comparables:

- **2M** Pod Save America daily listeners
- **2M** Hasan Piker Twitch viewers
- **4M** Mobilize users
- **5M** Indivisible guide views
- **8M** Everytown supporters
- **15M** ActBlue donors
- **16M** Planned Parenthood supporters
- **30M** Snapchat voter education users
- **52M** Twitter MAUs talking about politics


4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
Sep-22 Oct-22 Nov-22 Dec-22 Jan-23 Feb-23 Mar-23 Apr-23 May-23 Jun-23 Jul-23 Aug-23 Sep-23 Oct-23 Nov-23 Dec-23 Jan-24 Feb-24 Mar-24 Apr-24 May-24 Jun-24 Jul-24 Aug-24 Sep-24 Oct-24 Nov-24

Forward-looking projections are not guaranteed.


Domestic TAM

Primary revenue channel:


$15B
SAM
$197M
SOM
$19M

3.95% commission on donations through Unified

$15B TAM: $3.95% of $378B political/advocacy donations in 2020

$197M SAM: $3.95% of $5B ActBlue donations in 2020

$19M SOM: $3.95% of 10% of $5B ActBlue donations in 2020

Future revenue channels:

Digital goods/subscriptions for users

Donor & volunteer management software services

Third-party API ecosystem access

Back a team with:

Roots in the movement. Rocket ship experience.



Shion Deysarkar
CEO & Co-Founder

50% YoY 3-year growth as DaaS firm CEO
Brought relational organizing to 40 campaigns
CMU CompSci, Student Pres. @ Rice MBA



Jeremy Smith
Co-Founder

Registered over 1,000,000 voters
CEO @ Civitech ($63M valuation)
West Point, US Army Captain, Marshall Scholar

Core Engineering Team



Kas Stohr
Lead Data Scientist

Let social listening for Simon & Schuster
Led non-profit that impacted 1.2 million people



Francisco Jimenez
Lead Mobile Developer

Built relational organizing app used by >2000 vols
10 years building applications for SaaS companies



Jack Klika
Lead Backend Engineer

Led scaling for Foxconn's AI systems
Enumerator for US census

Core Business Development Team



Brian T. Smith
Head of Partnerships

22 years working campaign & government relations
Election-winner and legislation-crafter



RG Hall
Operations Manager

Organizer with Biden Inaugural, Warren for President
Fundraiser and consultant for US House races



Amanda Phillips
Community Manager

10 years in community and event management
Volunteer deputy registrar

How you can help:

Join our $4M seed round (includes this crowdfund)

$50K - 1.07M	$1 - 2M	$1 - 2M
crowdfund	impact investors	venture capital
min $100	min $10K	min $100K

Backed by the same organizers, activists, candidates, and donors on our alpha waitlist:



Also backed by:

higher ground labs

Additional Resources

User testimonials

Live reactions during user interviews


Reels
Animal lovers welcomed!
Reels
Yes, I would literally be the first to download if I could!
Reels

Click images to watch videos

Quotes from interviews

"It's fulfilling something that's missing in the space. Wish I had it in 2020." "This is absolutely a missing piece in organizing. Nothing like it exists." "What you're proposing kicks the competition's ass. It's way better." "I could finally get rid of Facebook with what you just showed me." "This is better than Instagram or Facebook for taking action." "A social platform that sync with VAN would be the greatest thing I've seen in organizing." "I

hate most political tech and I love this." "Our volunteers will love this." "I would love to beta test this with my groups." "I want to start using this like NOW." "I'm ready to download this and get others to download this asap." "I want to be one of the first to use it." "Super close to the perfect app." "There's a big need for this - I'm with y'all." "OH WOW."

Testimonials from pilot partners:


U
Envoys for Humanity | Unified
Watch later
Share
And of course, for your group being the first early adopter of the Unified app.
Watch on YouTube
FLACO

Thank you!

Thank you so much for reviewing our story. We hope you find our mission, product, and vision compelling. Please let us know if you have any questions!

Want to join our superfan community? **Sign up for a feedback session**.

Additional links

- Learn more about Unified features: **Feature Announcements**, **Feature Deep Dives**
- **Activism on social media**

- **Charitable giving statistics**
- Political giving statistics: **OpenSecrets**, **FollowTheMoney.org**
- ActBlue statistics: **2020 report**, **2021 analysis**
- Creator economy success stories: **Patreon**, **Twitch**